Prime Sun Power Inc.
100 Wall Street, 21st Floor
New York, NY 10005

Via Edgar Private Correspondence Filing

September 10, 2010

U.S. Securities & Exchange Commission
Division of Corporation Finance
Attention: Mr. Morgan Youngwood
100 F Street, N.E.
Washington, D.C. 20549

Re:	Prime Sun Power Inc. (the “Company”)
Letter from the Commission Dated August 26, 2010 (the “Comment Letter”)
File No. 333-103647

Ladies and Gentlemen:

The Company is in receipt of the Commission’s Comment Letter addressing the Company’s Annual Report on Form 10-K for the period ended December 31, 2009 and the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2010.

The Company undertakes to file a response with the Commission, and responsive amendments to the Company’s Annual Report for the period ended December 31, 2009 and the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2010, no later than thirty-five days after the date of the Comment Letter, which will be Thursday, September 30, 2010.

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the information contained herein.  Thank you very much.

Sincerely yours,

/s/ Olivier de Vergnies
Olivier de Vergnies
Acting Chief Executive Officer and
Acting Chief Financial Officer

cc:	Travis L. Gering, Esq.
Wuersch & Gering LLP